File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2020
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2020, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

**Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations**

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	150,000,000	3.00	109.178	1-Oct-2020	21-Feb-2024
USD	100,000,000	2.375	111.871	2-Oct-2020	7-July-2027
CAD	400,000,000	0.75	100.255	15-Oct-2020	15-Oct-2025
USD	300,000,000	3.00	108.901	15-Oct-2020	21-Feb-2024
AUD	40,000,000	0.994	100.00	16-Oct-2020	16-Oct-2030
GBP	650,000,000	1.25	104.997	22-Oct-2020	15-Dec-2025
USD	100,000,000	3.00	108.934	22-Oct-2020	21-Feb-2024
AUD	75,000,000	3.29	123.019	23-Oct-2020	28-June-2032
USD	100,000,000	3.00	105.387	23-Oct-2020	26-Sep-2022
USD	500,000,000	Floating Rate	100.00	4-Nov-2020	4-Feb-2025
AUD	25,000,000	3.29	123.658	5-Nov-2020	28-June-2032
USD	50,000,000	0.34	100.00	12-Nov-2020	15-Oct-2024
COP	COP20,000,000,000	Floating Rate	100.00	12-Nov-2020	15-May-2035
INR	225,000,000	3.00	95.35	20-Nov-2020	20-Nov-2024
HKD	100,000,000	0.055	100.00	24-Nov-2020	23-Nov-2022
USD	100,000,000	0.625	99.338	25-Nov-2020	16-Sep-2027
BRL	32,380,000	3.54	99.99	16-Dec-2020	14-Dec-2023
INR	234,300,000	3.59	99.99	16-Dec-2020	14-Dec-2023
COP	COP13,147,569,692.64	Floating Rate	100.00	28-Dec-2020	15-May-2030

INTER-AMERICAN DEVELOPMENT BANK



ORDINARY CAPITAL
December 31, 2020

IDB INTER-AMERICAN DEVELOPMENT BANK
Monthly Financial Statements

Ordinary Capital
Balance Sheet - As of December 31, 2020
(Expressed in thousands of United States dollars)

Assets		
Cash		$ 2,596,207
Securities purchased under resale agreements		-
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	28,932,884	
Time deposits and other obligations of banks	7,150,892	
Asset-and mortgage-backed and corporate securities	692,309	36,776,085
Developmental Assets		
Loans outstanding, net		
Loans outstanding	104,760,864	
Allowance for loan losses	(485,532)	
	104,275,332	
Debt securities	410,062	
Allowance for debt securities	(18,102)	104,667,292
Accrued interest and other charges		
On investments	119,953	
On loans	478,753	
On swaps, net	256,904	
Others	635	856,245
Currency and interest rate swaps		
Investments	310	
Loans	736,555	
Borrowings	4,760,038	
Others	27,280	5,524,183
Other Assets		
Property, improvements and equipment, at cost	972,302	
Less accumulated depreciation & amortization	(523,924)	
	448,378	
Receivable for investment securities sold	10,079	
Miscellaneous	858,405	1,316,862
Total assets		$ 151,736,874

INTER-AMERICAN DEVELOPMENT BANK
Monthly Financial Statements

Ordinary Capital
Balance Sheet - As of December 31, 2020
(Expressed in thousands of United States dollars)

Liabilities and Equity

Liabilities

Borrowings

Medium- and long-term borrowings	$ 105,206,497	
Unamortized discount	247,831	
Bond fair value adjustments	3,336,997	
Debt issuance costs	(17,892)	
	108,773,433	
Short-term borrowings, net	1,186,160	$ 109,959,593
Securities sold under repurchase agreements and Payable for Cash Collateral Received	-	
Currency and interest rate swaps		
Investments	1,015,237	
Loans	1,297,555	
Borrowings	1,042,565	
Others	1,056	3,356,413
Amounts payable to maintain value of currency holdings		2,362
Other liabilities		
Payable for investment securities purchased	-	
Payable for cash collateral received	1,343,578	
Due to IDB Grant Facility	208,063	
Accrued interest on borrowings	667,553	
Liabilities under retirement benefit plans	1,363,090	
Undisbursed Special programs	226,431	
Other liabilities	932,304	4,741,019
Total liabilities		118,059,387

Equity

Capital stock		
Subscribed - 14,170,108 shares	170,940,140	
Less callable portion	(164,900,691)	
Additional paid-in Capital (APIC)	5,814,078	11,853,527
Capital subscriptions receivable	-	
Receivable from members		
Non-negotiable, non-interest bearing demand obligations	(494,095)	
Non-negotiable, non-interest bearing term obligations	(216,972)	
Amounts required to maintain value of currency holdings	(87,028)	(798,095)
General reserve		20,577,774
Special reserve		2,665,500
Accumulated other comprehensive income		
Accumulated translation adjustments	911,066	
Accumulated SFAS 158 adjustments	(1,307,961)	
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(224,324)	(621,219)
Total equity		33,677,487
Total liabilities and equity		$ 151,736,874

IDB *INTER-AMERICAN DEVELOPMENT BANK*
Monthly Financial Statements

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2020
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2020	2019	2020	2019
Income				
From loans				
- Interest, after swaps	$ 165,068	$ 248,465	$ 2,314,491	$ 3,278,133
- Credit commissions	9,503	8,700	107,443	98,149
- Fees from non-sovereign-guaranteed and emergency lending	(233)	3,702	18,339	29,890
	174,338	260,867	2,440,273	3,406,172
From investments, after swaps				
- Interest	8,740	71,176	373,021	953,240
- Net gain	5,000	28,800	23,200	58,500
	13,740	99,976	396,221	1,011,740
Other interest income (loss)	(438)	934	4,196	2,781
From other sources	(25,096)	(29,478)	53,461	42,841
Total income	162,544	332,299	2,894,151	4,463,534
Expenses				
Borrowing expenses	52,432	185,994	1,265,353	2,522,354
Administrative expenses	114,990	93,998	890,008	834,283
Special programs	23,242	13,867	102,699	103,185
Provision for developmental assets losses	40,308	(13,348)	182,166	42,708
Total expenses	230,972	280,511	2,440,226	3,502,530
Operating Income/(loss)	(68,428)	51,788	453,925	961,004
Net fair value adjustments on non-trading portfolios and foreign currency transactions	138,706	43,157	220,229	402,059
Board of Governors approved transfers	-	-	(63,650)	(53,609)
Other components of net periodic benefit costs	46	6,272	546	75,247
Net income	70,324	101,217	611,050	1,384,701
General reserve, beginning of period	20,507,450	20,013,184	20,114,401	18,779,700
Distributions on behalf of shareholders	-	-	(110,000)	(50,000)
Cumulative adjustment for CECL	-	-	(37,677)	-
General reserve, end of period	$ 20,577,774	$ 20,114,401	$ 20,577,774	$ 20,114,401

Ordinary Capital
Statement of Comprehensive Income (Loss)
For the Period Ended December 31, 2020
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2020	2019	2020	2019
Net income	$ 70,324	$ 101,217	$ 611,050	$ 1,384,701
Other comprehensive income (loss):				
Reclassification to income - amortization of net actuarial losses and				
prior service credit on retirement benefits plans	7,500	(78)	90,011	(926)
Recognition of changes in assets/liabilities under retirement				
benefits plans	(497,538)	(355,665)	(497,538)	(355,666)
Net fair value adjustments on borrowings attributable to changes in instrument-				
specific credit risk	(158,465)	(102,888)	(269,046)	(48,100)
Total other comprehensive loss	(648,503)	(458,631)	(676,573)	(404,692)
Comprehensive income/(loss)	$ (578,179)	$ (357,414)	$ (65,523)	$ 980,009

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2020
(Expressed in thousands of United States dollars)

	2020	2019
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	(14,592,127)	$ (10,573,495)
Loan collections	6,909,937	7,186,606
Purchase of debt securities	(253,839)	(133,492)
Collection of debt securities	5,000	-
Net cash used in lending activities	(7,931,029)	(3,520,381)
Purchase of property, net	(26,058)	(36,461)
Miscellaneous assets and liabilities, net	150,562	7,600
Net cash used in lending and investing activities	(7,806,525)	(3,549,243)
Cash flows from financing activities		
Medium- and long- term borrowings:		
Proceeds from issuance	26,765,265	20,265,725
Repayments	(17,371,719)	(15,433,174)
Short term borrowings, net	(89,228)	130,483
Cash collateral received	1,291,530	6,450
Collections of capital subscriptions	6,189	418
Collections of receivable from members	-	6,848
Payments of maintenance of value to members	(154,298)	(50,704)
Distributions paid on behalf of shareholders	(108,941)	(49,558)
Net cash provided by financing activities	10,338,798	4,876,488
Cash flows from operating activities		
Gross purchases of trading investments	(70,167,317)	(61,142,761)
Gross proceeds from sale or maturity of trading investments	68,457,096	59,265,167
Securities purchased under resale agreements	-	57
Loan income collections, after swaps	2,679,709	3,490,501
Interest and other costs of borrowings, after swaps	(1,659,937)	(2,495,758)
Income from investments	389,772	821,492
Other interest income	9,429	2,190
Other income	51,849	42,564
Administrative expenses	(752,416)	(758,654)
Transfers to the IDB Grant Facility	(91,823)	(63,019)
Special programs	(82,802)	(108,422)
Net cash used in operating activities	(1,166,440)	(946,643)
Effect of exchange rate fluctuations on Cash	15,845	(1,270)
Net increase in cash	1,381,678	379,332
Cash, beginning of period	1,214,529	835,197
Cash, end of period	$ 2,596,207	$ 1,214,529
Reconciliation of Net income to net cash used in		
operating activities:		
Net income	$ 617,483	$ 1,384,701
Difference between amounts accrued and amounts		
paid or collected for:		
Loan income	233,003	84,329
Income from investments	(13,049)	(149,548)
Other interest income	5,233	(591)
Other income	(1,612)	(277)
Interest and other costs of borrowings, after swaps	(394,584)	26,595
Administrative expenses, including depreciation	137,592	75,629
Special programs	19,897	(5,237)
Transfers to the IDB Grant Facility	(28,173)	(9,410)
Net fair value adjustments on non-trading portfolios and		
foreign currency transactions	(220,229)	(402,059)
Net unrealized (gain) loss on trading investments	6,600	(40,700)
Other components of net periodic benefit cost	(546)	(75,247)
Net increase in trading investments	(1,710,221)	(1,877,536)
Provision for developmental assets losses	182,166	42,708
Net cash used in operating activities	$ (1,166,440)	$ (946,643)
Supplemental disclosure of noncash activities		
Increase (decrease) resulted from exchange rate fluctuations:		
Trading investments and related swaps	$ (4,989)	$ (1,259)
Loans outstanding and related swaps	(112,992)	3,968
Borrowings and related swaps	(165,890)	(20,326)
Receivable from members, net	(16,478)	(3,608)
Debt securities	13,291	(3,560)